Room 4561

May 1, 2006

Mr. Neldon Johnson
President and Chief Executive Officer
International Automated Sytems, Inc.
326 North SR 198
Salem, UT 84653

RE: **International Automated Systems, Inc.**
         Form 10-KSB/A for the Fiscal Year Ended June 30, 2005
         Filed February 21, 2006
         Form 8-K Filed February 21, 2006
         File No. 033-16531-D

Dear Mr. Johnson:

        We have reviewed your response letter dated April 14, 2006 and have the
following comments. Please note that we have limited our review to the matters addressed
in the comments below. Where indicated, we think you should revise your document in
response to these comments. If you disagree, we will consider your explanation as to
why our comments are inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation. In our comments, we ask you to provide us with
supplemental information so we may better understand your disclosure. After reviewing
this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	You have not provided the written representations requested in our letter to you dated February 23, 2006. Please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-KSB/A for the Fiscal Year Ended June 30, 2005

2.	We have read your response to prior comment number 4. Your conclusion that your disclosure controls and procedures are effective "for gathering, analyzing and disclosing the information the Company is required to disclose in reports it files under the Securities Exchange Act of 1934, within the time periods specified in the Securities and Exchange Commission's rules and forms" is more limited than what is called for under Rule13a-15(e) of the Exchange Act. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and to ensure that "information required to be disclosed by an issuer is accumulated and communicated to the issuer's management as appropriate to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section and that you will conform your disclosure in future filings.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3489 if you have any questions regarding our comments.

Sincerely,

Brad Skinner
Accounting Branch Chief